# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sequans Communications, CIK 0001383395
CUSIP: 817323207
Title of class of securities: Ordinary Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: 15-55 boulevard Charles de Gaulle, Colombes, France (I0), 92700
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001581835
Persons authorized to receive notices and communications: Sophie Paquin, 6-8, boulevard Haussmann, Paris, France (I0), 75009, 33 6 37 85 94 06; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Bpifrance Participations S.A. (CIK 0001581835): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 11,461,930; sole dispositive power 0; shared dispositive power 11,461,930; aggregate amount beneficially owned 11,461,930 (4.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Represented by 1,146,193 American Depository Shares ("ADS"). Each ADS represents 10 Ordinary Shares.
  
  Note in relation to Item 13: Percentage of class is calculated based on 253,875,282 Ordinary Shares (the equivalent of 25,387,528 ADSs) outstanding, as of April 18, 2025, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Caisse des depots et consignations (CIK 0001056947): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 11,461,930; sole dispositive power 0; shared dispositive power 11,461,930; aggregate amount beneficially owned 11,461,930 (4.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Represented by 1,146,193 ADSs. Each ADS represents 10 Ordinary Shares.
  
  Note in relation to Item 13: Percentage of class is calculated based on 253,875,282 Ordinary Shares (the equivalent of 25,387,528 ADSs) outstanding, as of April 18, 2025, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- EPIC Bpifrance (CIK 0001731121): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 11,461,930; sole dispositive power 0; shared dispositive power 11,461,930; aggregate amount beneficially owned 11,461,930 (4.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Represented by 1,146,193 ADSs. Each ADS represents 10 Ordinary Shares.
  
  Note in relation to Item 13: Percentage of class is calculated based on 253,875,282 Ordinary Shares (the equivalent of 25,387,528 ADSs) outstanding, as of April 18, 2025, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
- Bpifrance S.A. (CIK 0001731118): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 11,461,930; sole dispositive power 0; shared dispositive power 11,461,930; aggregate amount beneficially owned 11,461,930 (4.5% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Represented by 1,146,193 ADSs. Each ADS represents 10 Ordinary Shares.
  
  Note in relation to Item 13: Percentage of class is calculated based on 253,875,282 Ordinary Shares (the equivalent of 25,387,528 ADSs) outstanding, as of April 18, 2025, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.01 per share
Name of issuer: Sequans Communications
Address of issuer's principal executive offices: 15-55 boulevard Charles de Gaulle, Colombes, France (I0), 92700
Comment:
Introductory Statement:

This Amendment No. 9 (this "Amendment") is being filed by Bpifrance Participations S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance Participations"), Caisse des Depots, a French special public entity (etablissement special) ("CDC"), Bpifrance S.A., a societe anonyme incorporated under the laws of the Republic of France ("Bpifrance"), and EPIC Bpifrance, a French public institution of industrial and commercial nature ("EPIC" ) (collectively, the "Reporting Persons") pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the "SEC") on December 2, 2013, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 24, 2015; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 20, 2016; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on January 18, 2018; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on April 3, 2020; (v) Amendment No. 5 to Schedule 13D filed with the SEC on February 12, 2021; (vi) Amendment No. 6 to Schedule 13D filed with the SEC on August 9, 2021; (vii) Amendment No. 7 to Schedule 13D filed with the SEC on March 17, 2022 and (viii) Amendment No. 8 to Schedule 13D filed with the SEC on August 29, 2023 (collectively, as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC and Bpifrance required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D is provided in Exhibit 99.2 to this Amendment and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Exhibit 99.2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed by the Reporting Persons to report changes to the beneficial ownership as a result of (i) certain open market sales of the Issuer's ADSs and (ii) a change in the aggregate number of Ordinary Shares of the Issuer outstanding as reported by the Issuer.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations holds directly 11,461,930 Ordinary Shares (represented by 1,146,193 ADSs), which represents approximately 4.5% of the Issuer's outstanding Ordinary Shares.

As of the date hereof, none of Bpifrance, EPIC or CDC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 11,461,930 Ordinary Shares (represented by 1,146,193 ADSs), indirectly through its 99.99% ownership of Bpifrance Participations. EPIC and CDC may be deemed to be the beneficial owners of 11,461,930 Ordinary Shares (represented by 1,146,193 ADSs), indirectly through their joint ownership and control of Bpifrance.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 253,875,282 Ordinary Shares (the equivalent of 25,387,528 ADSs) outstanding of the Issuer, as of April 18, 2025, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as disclosed in this Amendment, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Exhibit 99.2.

Between March 20, 2025 and May 16, 2025, Bpifrance Participations sold an aggregate of 86,490 ADSs of Sequans Communications S.A. in open market transactions. Details by date, listing the number of ADSs sold, the average price per share and price range are provided in Exhibit 99.3, which is incorporated by reference into this Item 5(c).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 15, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX 99.1 - Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D/A filed on February 12, 2021)

EX 99.2 - Information with respect to the Directors and Executive Officers of the Reporting Persons

EX 99.3 - Open Market Transactions Table

## Signatures
- Bpifrance Participations S.A.: Sophie Paquin, Director of Legal Affairs (05/20/2025)
- Caisse des depots et consignations: Laurence Giraudon, Chief Operating Officer, Finance and Operations Department, Asset Management Division (05/20/2025)
- EPIC Bpifrance: Sophie Paquin, Director of Legal Affairs (05/20/2025)
- Bpifrance S.A.: Boubakar Dione, Group Director of Legal Affairs (05/20/2025)